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Exhibit 99.05

DESCRIPTION OF COMMON STOCK

General

    The capital stock of the Company consists of two classes: common stock, par value $2.50 per share (350,000,000 shares currently authorized of which 156,589,316 shares were outstanding as of March 15, 2000); and preferred stock, par value $100 per share (7,000,000 shares authorized, of which the following series were outstanding as of March 15, 2000: $3.60 Series—275,000 shares; $4.08 Series—150,000 shares; $4.10 Series—175,000 shares; $4.11 Series—200,000 shares; $4.16Series—100,000 shares; and $4.56 Series—150,000 shares). If the merger with New Century Energies is completed, the combined company's charter will authorize one billion shares of common stock, approximately 330 million of which would have been outstanding after the merger if it had occurred on March 24,1999. The Board of Directors is authorized to provide for the issue from time to time of preferred stock in series and, as to each series, to fix the designation, dividend rates and times of payment, redemption price, and liquidation price or preference as to assets in voluntary liquidation. Cumulative dividends, redemption provisions and sinking fund requirements, to the extent that some or all of these features are or may be present when preferred stock is issued, could have an adverse effect on the availability of earnings for distribution to the holders of the common stock or for other corporate purposes.

    The statements under this caption, except as otherwise indicated, are summaries of certain provisions of the Restated Articles of Incorporation of the Company as amended. These summaries are not complete. We have filed our Restated Articles of Incorporation as an exhibit to this registration statement.

Dividend Rights

    Before we can pay any dividends on the common stock, the holders of our preferred stock are entitled to receive their dividends at the respective rates provided for the shares of their series. In addition, we may not, except in certain limited circumstances, declare or pay any dividends on the common stock if we have deferred payment of interest on our Junior Subordinated Debentures that were issued in connection with the Trust Originated Preferred Securities (TOPrS) issued and sold by our subsidiary trust, NSP Financing I.

Limitations on Payment of Dividends on and Acquisitions of Common Stock

    So long as any shares of preferred stock are outstanding, dividends (other than dividends payable in common stock) or distributions on, or acquisitions for value of common stock

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  may not exceed 50% of net income for a prior twelve-month period, after deducting dividends on any preferred stock during the period, if the sum of the capital represented by the common stock, premiums on capital stock (restricted to premiums on common stock only by SEC orders), and surplus accounts is less than 20% of the sum of the total capital, premiums on capital stock, surplus accounts and long-term debt,

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  may not exceed 75% of net income for such twelve-month period, as adjusted, if such capitalization ratio is 20% or more but less than 25%, and

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  if such capitalization ratio exceeds 25%, such dividends, distributions or acquisitions may not reduce such ratio to less than 25% except to the extent permitted by the provisions described in the above two bullet points.

    In our Trust Indenture dated February 1, 1937, as supplemented (the "Trust Indenture"), securing our First Mortgage Bonds, we have agreed that the sum of

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  all dividends and distributions on the common stock after September 30, 1954 (other than in common stock), and

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  the cost of all shares of common stock acquired by us after that date will not exceed the sum of (a) the earned surplus of the Company and certain of our former subsidiary companies consolidated, at September 30, 1954, and (b) the net income earned after September 30, 1954, after adjusting for all preferred stock dividends after that date and all proper charges and credits to earned surplus made after that date. In computing net income for this purpose, if 15%of the consolidated gross operating revenues of such companies exceeds the aggregate of the amounts expended for maintenance and provided for depreciation, such excess will be deducted from net income. These provisions are not expected to impair our ability to pay dividends in the foreseeable future.

    Our Supplemental and Restated Trust Indenture dated May 1, 1988 (the "Restated Indenture") amends and restates the Trust Indenture. The Restated Indenture will not become effective and operative until all First Mortgage Bonds of each series issued under the Trust Indenture prior to July 1989 have been retired or, subject to certain limitations, until the holders of the requisite principal amount of such First Mortgage Bonds shall have consented to the amendments contained in the Restated Indenture (the "Effective Date"). The Restated Indenture will replace the dividend restriction described in the preceding paragraph with the requirement that

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  the sum of: (i) all dividends and distributions on the common stock after the Effective Date (other than in common stock) and (ii) the net payments for common stock after the Effective Date (i.e., the amount, if any, by which the payments made for the purchase or other acquisition of our common stock after the Effective Date exceeds the considerations received by us after the Effective Date from the sale of common stock)

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  will not exceed the sum of (i) the retained earnings of the Company at the Effective Date, and (ii) an amount equal to the net income of the Company earned after the Effective Date, after deducting all preferred stock dividends after the Effective Date.

    In computing net income for the purpose of this amended covenant, we will deduct the amount, if any, by which, the actual expenditures or charges for ordinary repairs and maintenance and the charges for reserves, renewals, replacements, retirements, depreciation and depletion since one year before the Effective Date are less than 2.50% of our completed depreciable property.

Voting Rights

    The holders of shares of preferred stock of the $3.60 Series are entitled to three votes for each share held, and the holders of common stock and preferred stock of all other series are entitled to one vote for each share held on all matters submitted to a vote of our stockholders; provided that when dividends payable on the preferred stock of any series outstanding are in default in an amount equivalent to the amount payable thereon during the immediately preceding twelve-month period, and until such default has been remedied, the holders of shares of preferred stock, voting as a class and without regard to series, are entitled to elect the smallest number of directors necessary to constitute a majority of the Board of Directors and the holders of shares of common stock, voting as a class, are entitled to elect the remaining directors of the Company.

    The affirmative vote or consent of the holders of various specified percentages of preferred stock is required to effect certain changes in the capital structure of the Company and certain other transactions that might affect their rights. Except to the extent required by law, holders of common stock do not vote as a class in case of any modification of their rights.

Change Of Control

    Our By-laws and the Minnesota Business Corporation Act, as amended (the "Minnesota BCA"), contain provisions that could discourage or make more difficult a change of control of the Company. Such provisions are designed to protect our shareholders against coercive, unfair or inadequate tender offers and other abusive takeover tactics and to encourage any person contemplating a business combination with the Company to negotiate with our Board of Directors for the fair and equitable treatment of all of our shareholders.

    Election of Directors.  In electing directors, shareholders may cumulate their votes in the manner provided in the Minnesota BCA. The Board of Directors is divided into three classes as nearly equal in number as possible with staggered terms of office so that only approximately one-third of the directors are elected at each annual meeting of shareholders. The existence of a classified Board along with cumulative voting rights may make it more difficult for a group owning a significant amount of the Company's voting securities to effect a change in the majority of the Board than would be the case if cumulative voting did not exist.

    By-Law Provisions.  Our By-laws require advance notice of the introduction by shareholders of business at annual or special meetings of shareholders of the Company. For any such proposal to be properly brought before an annual or special meeting, a shareholder must comply with the shareholder proposal requirements under the federal proxy rules or deliver a written notice to the Corporate Secretary not less than 20 days nor more than 90 days prior to the scheduled annual or special meeting, provided that if the date of such meeting is not disclosed at least 30 days in advance, a shareholder notice will be timely delivered if received by the close of business on the tenth day following the earlier of the day on which notice of the date of the scheduled meeting was mailed or the day on which public disclosure of the meeting date occurred. The required notice from a shareholder must contain (i) a description of the proposed business and the reasons for conducting such business, (ii) the name and address of each shareholder supporting the proposal as it appears on our books, (iii) the class and number of shares beneficially owned by each such shareholder, and (iv) a description of any financial or other interest or each such shareholder in the proposal.

    Minnesota BCA.  Section 302A.671 of the Minnesota BCA applies to potential acquirers of 20% or more of the Company's voting shares. Section 302A.671 provides in substance that shares acquired by such acquirer will not have any voting rights unless (a) the acquisition is approved by (i) a majority of the voting power of all shares of the Company entitled to vote and (ii) a majority of the voting power of all shares of the Company entitled to vote excluding all shares owned by the acquirer or by any officer of the Company, or (b) the acquisition (i) is pursuant to an all-cash tender offer for all of the voting shares of the Company, (ii) results in the acquirer becoming the owner of at least a majority of the outstanding voting shares of the Company, and (iii) has been approved by a committee of disinterested directors.

    Section 302A.673 of the Minnesota BCA generally prohibits public Minnesota corporations, including the Company, from engaging in any business combination with a person or entity owning 10% or more of the Company's voting shares for a period of four years after the date of the transaction in which such person or entity became a 10% shareholder unless the business combination or the acquisition resulting in 10% ownership was approved by a committee of disinterested directors prior to the date such person or entity became a 10% shareholder.

    Section 302A.675 of the Minnesota BCA provides in substance that a person or entity making a takeover offer (an "offeror") for the Company is prohibited from acquiring any additional Company shares within two years following the last purchase of shares pursuant to a takeover offer with respect to that class unless (i) the acquisition is approved by a committee of disinterested directors before the purchase of any shares by the offeror pursuant to a takeover offer or (ii) shareholders of the Company are afforded, at the time of the acquisition, a reasonable opportunity to dispose of their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

Liquidation Rights

    In the event of liquidation, after the holders of all series of preferred stock have received $100 per share in the case of involuntary liquidation, and the then applicable redemption prices in the case of voluntary liquidation, plus in either case an amount equal to all accumulated and unpaid dividends, the holders of the common stock are entitled to the remaining assets.

Preemptive and Subscription Rights

    No holder of stock of the Company has the preemptive right to purchase or subscribe for any additional capital stock of the Company.

    Our common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange. The Transfer Agent for the common stock is the Company and the Registrar is Norwest Bank Minnesota, N.A.

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DESCRIPTION OF COMMON STOCK
  General
  Dividend Rights
  Limitations on Payment of Dividends on and Acquisitions of Common Stock
  Voting Rights
  Change Of Control
  Liquidation Rights
  Preemptive and Subscription Rights